UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.   )*

Domain Media Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

25702T104
(CUSIP Number)

Chris J. Kern
c/o Domain Media Corp.
3100 West Ray Rd., Suite 201
Chandler, Arizona 85226
(480) 659-4907
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 14, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.      .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

———————

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25702T104	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) .
(b) .
3	SEC USE ONLY

4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) .

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NUMBER OF	7	SOLE VOTING POWER 32,875,000
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 32,875,000
WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,875,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES .

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.10%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 25702T104	13D	Page 3 of 5 Pages

Item 1.

Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”) of Domain Media Corp., a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 3100 West Ray Rd., Suite 201, Chandler, Arizona 85226.

Item 2.

Identity and Background.

(a) This statement is being filed jointly by Chris J. Kern (the “Reporting Person”).

(b) The principal address the Reporting Person is c/o Domain Media Corp., 3100 West Ray Rd., Suite 201, Chandler, Arizona 85226.

(c) The Reporting Person is the Chief Executive, Chief Financial Officer and member of the Board of Directors of the Issuer.

(d) The Reporting Person has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) The Reporting Person has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or maintaining activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a United States citizen.

Item 3.

Source or Amount of Funds or Other Consideration.

On or about June 14, 2013, the Issuer issued 5,000,000 shares of its Common Stock to the Reporting Person in exchange for organizational services rendered incurred upon incorporation of the Issuer.

Additionally, on July 10, 2013, the Issuer issued 20,000,000 shares of Common Stock to the Reporting Person for the acquisition of Domain Media, LLC from the Reporting Person, including all of its websites and domain names (the “Transaction”).  In connection with the Transaction, the Issuer assumed approximately $315,000 due from the Reporting Person in the form of convertible notes which may be converted at the Reporting Person’s sole discretion at $.0.04 per share of Common stock for an aggregate of 7,875,000 shares of Common Stock (the “Kern Note”).

Item 4.

Purpose of the Transaction.

The information set forth in Items 3 and 6 of this Schedule 13D is hereby incorporated by reference in this Item 4.  The shares of Common Stock acquired by the Reporting Person were acquired for investment purposes.

Depending upon various factors that are or may become relevant, the Reporting Person may consider (i) making proposals which relate to or may result in changes in the Board of Directors and/or management of the Issuer; (ii) selling all or part of the securities of the Issuer owned by such Reporting Person in open market or privately negotiated transactions; (iii) acquiring additional securities of the Issuer in open market or privately negotiated transactions; (iv) making a proposal or proposals to acquire more (or potentially all) of the equity interests in the Issuer, including, without limitation, directly from certain (or potentially all) of the security holders of the Issuer; (v) making a proposal or proposals relating to the acquisition of certain (or potentially all) of the assets of the Issuer; (vi) making a shareholder proposal or proposals to request that the Issuer consider one or more extraordinary transactions, such as a merger; and (vii) one or more combinations of the foregoing.

CUSIP No. 25702T104	13D	Page 4 of 5 Pages

Item 5.

Interest in Securities of the Issuer.

(a) (b) Chris J. Kern is the beneficial owner of the number and percentage of shares of Common Stock of the Issuer stated in Items 11 and 13 on the corresponding cover page hereto (the “Shares”).  Chris J. Kern has sole power to vote, or to direct the vote, and sole power to dispose, or direct the disposition of, the Shares subject to Item 6 below.  All percentages set forth in this statement are based on 38,183,000 shares of Common Stock outstanding as of September 12, 2014 (which includes the 7,875,000 shares of Common Stock Issuable under the Kern Note).

(c) The Reporting Person have not engaged in any transactions in the Common Stock of the Issuer during the past 60 days.

(d) Not applicable

(e) Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On August 20, 2014, the Issuer and the Reporting Person entered into Lock-Up and Leak-Out Agreement (the “Lock-Up Agreement”).  Pursuant to the terms of the Lock-Up Agreement, the Reporting Person may not sell more than 93,850 shares of Common Stock during any thirty day period for twelve months after the execution date of the Lock-Up Agreement.

Item 7.

Material to be filed as Exhibits.

None.

CUSIP No. 25702T104	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 15, 2014

By:	/s/ Chris J. Kern
Name:	Chris J. Kern